SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                               (Amendment No.___)*

                                 COMVERGE, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                    205859101
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                                 (CUSIP Number)


                                 April 12, 2007
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             (Date of Event Which Requires Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           |_| Rule 13d-1(b)

           |X| Rule 13d-1(c)

           |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP No. 205859101                         13G          Page 2 of 5 Pages
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                   NAME OF REPORTING PERSONS
     1             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Acorn Factor, Inc.
                   Taxpayer ID. No.  22-2786081

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     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|
                    (b) |_|
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     3             SEC USE ONLY

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     4             CITIZENSHIP OR PLACE OF ORGANIZATION

                                 DELAWARE, USA
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      NUMBER OF                5         SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                  2,786,020
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        --------------------------------------------------------
                        --------------------------------------------------------

                               6         SHARED VOTING POWER

                                                  0
                        --------------------------------------------------------
                        --------------------------------------------------------

                               7         SOLE DISPOSITIVE POWER

                                                  2,786,020
                        --------------------------------------------------------
                        --------------------------------------------------------

                               8         SHARED DISPOSITIVE POWER

                                                  0
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          9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 2,786,020
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         10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES  |_|
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         11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 15.9%
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         12        TYPE OF REPORTING PERSON*

                                 CO
================================================================================


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CUSIP No. 205859101                         13G          Page 3 of 5 Pages
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                                  SCHEDULE 13G
                                  ------------

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Acorn Factor, Inc, relating to shares of common stock of Comverge, Inc., a Delaware corporation (the "Issuer"). The Schedule 13G is being filed as a result of the registration of the Issuer's common stock under the Securities Exchange Act of 1934, as amended, on April 12, 2007). All share numbers set forth in the
Schedule 13G reflect (i) the Issuer's 1 for 2 reverse stock split effectuated in connection with the closing of the Issuer's initial public offering on April 18, 2007 (the "Closing Date") and (ii) the conversion of all of the Issuer's outstanding preferred stock, including preferred stock held by Acorn Factor, Inc., to common stock of the Issuer as of the Closing Date.

Item 1(a).        Name of Issuer:

                  Comverge, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  120 Eagle Rock Avenue, Suite 190
                  East Hanover, New Jersey 07936

Item 2(a).        Name of Person Filing:

                  Acorn Factor, Inc.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  200 Route 17
                  Mahwah, New Jersey 07430

Item 2(c).        Citizenship:

                  Delaware, USA

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e).        CUSIP Number:

                  205859101

Item 3.  Reporting Person:

                  Not Applicable

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CUSIP No. 205859101                         13G          Page 4 of 5 Pages
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Item 4.  Ownership.

                  (a) Amount beneficially owned: 2,786,020

                  (b) Percent of class: 15.9%

                  (c) Number of shares as to which the person has:
                     (i)   Sole power to vote or to direct the vote: 2,786,020
                     (ii)  Shared power to vote or to direct the vote: None
                     (iii) Sole Dispositive Power: 2,786,020
                     (iv) Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 205859101                         13G          Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2007

                                         ACORN FACTOR, INC.

                                         By:  /s/ John A. Moore
                                              ------------------------------
                                                  John A. Moore, President


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